SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

CONN’S, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

208242 10 7

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 208242 10 7	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas J. Frank, Sr.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,310,152(1) 6. Shared Voting Power 0 7. Sole Dispositive Power 1,310,152(1) 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,310,152(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%(2)

12.	Type of Reporting Person* IN

(1)	Includes 594,930 shares held by the TJF Retained Annuity Trust #2, of which Mr. Frank is the sole trustee.
(2)	Assumes a total of 20,719,990 shares of common stock outstanding based on the number reported in Conn’s, Inc. most recent Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2003.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 208242 10 7	Page 3 of 5

Item 1.	(a).	Name of Issuer:

Conn’s. Inc.

Item 1	(b).	Address of Principal Business Offices:

3295 College Street, Beaumont, Texas 77701

Item 2	(a).	Name of Person Filing:

Thomas J. Frank, Sr.

Item 2	(b).	Address of Principal Business Office or, if none, Residence: 3295 College Street, Beaumont, Texas 77701

Item 2	(c).	Citizenship: United States

Item 2	(d).	Title of Class of Securities: Common Stock, $0.01 par value per share

Item 2	(e).	CUSIP Number: 208242 10 7

Item 3.		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 208242 10 7	Page 4 of 5

Item 4.	Ownership.

	(a)	Amount beneficially owned: 1,310,152(1)

	(b)	Percent of class: 6.3%(2)

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 1,310,152(1)

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 1,310,152(1)

		(iv)	Shared power to dispose or to direct the disposition of: 0

(1)	Includes 594,930 shares held by the TJF Retained Annuity Trust #2, of which Mr. Frank is the sole trustee.
(2)	Assumes a total of 20,719,990 shares of common stock outstanding based on the number reported in Conn’s, Inc. most recent Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2003.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice Not Applicable of Dissolution of Group: Not Applicable

Item 10.	Certification: Not Applicable

CUSIP No. 208242 10 7	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2004	/s/ Thomas J. Frank, Sr.

Thomas J. Frank, Sr.